[SRSY Letterhead]

July 30, 2010

VIA EDGAR
Christian Sandoe
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          AssetMark Funds – Response to SEC Staff Comments Regarding
Post-Effective Amendment No. 17 (Registration Nos. 811-10267 and 333-53450)

Dear Mr. Sandoe:

I am writing on behalf of AssetMark Funds (the “Registrant”) to provide information that responds to SEC staff comments relating to the post-effective amendment to the Registrant’s Registration Statement on Form N-1A that was filed on June 1, 2010 pursuant to Rule 485(a) under the Securities Act of 1933.  The comments that you communicated and our response to each comment are set forth below.

1.             Comment:  Please explain why there is no ticker symbol provided on the front cover of the Prospectus for the AssetMark Enhanced Fundamental Index® International Equity Fund.

Response:  The AssetMark Enhanced Fundamental Index® International Equity Fund has not commenced operations to date and therefore, does not have an assigned ticker symbol.

2.             Comment:  Please conform the footnotes to the Annual Fund Operating Expenses table for each Fund in the Prospectus to what is required or permitted by Form N-1A.  Shorten the text of the footnote beginning with “Other Expenses also include the fees and expenses indirectly borne . . . .”  Delete footnote text indicating the amount by which securities lending expense offset would have reduced fund expenses, although you may disclose the fact that the expense offsets may cause the fee table expense ratio to differ from the ratio shown in the Financial Highlights.

Response:  We have complied with this comment.

An example of the resulting, shortened footnote to the Other Expenses line item for Funds that had acquired fund fees and expenses that do not exceed one basis point (and therefore include the amount in Other Expenses) per N-1A requirements and which had expense offsets as a result of securities lending activities is as follows:

*  Other Expenses include all non-advisory operating expenses, and also include fees and expenses incurred indirectly by the Fund as a result of its investment in shares of other funds.  Please note the Fund expense ratio shown above differs from the expense ratio in the “Financial Highlights” section of the Prospectus, because the “Financial Highlights” shows expense ratio information that excludes the amount of any acquired fund fees and expenses experienced indirectly, and includes the expense reductions generated when the Fund loaned its portfolio securities.

An example of the footnote to the Total Annual Fund Operating Expenses line item for Funds that had no acquired fund fees and expenses, or had acquired fund fees and expenses that exceeded one basis point; and which also had expense offsets as a result of securities lending activities is as follows:

*  Please note the Fund expense ratio shown above differs from the expense ratio in the “Financial Highlights” section of the Prospectus, because the “Financial Highlights” shows expense ratio information that includes the expense reductions generated when the Fund loaned its portfolio securities.

3.             Comment:  The risk disclosure for the AssetMark Large Cap Growth Fund contains a “Sector Focus Risks” paragraph on page 3 indicating that the Fund “may focus its investments in the technology or health care sectors” and describing the relevant risks of such sectors.  In addition, the “Principal Investment Strategies of the Fund” section indicates that “from time to time, the Fund may have a significant portion of its assets in one or more market sectors such as such as technology or health care.”  Please explain whether the risk disclosure, or the words “may” and “such as” are used to suggest examples, or whether they are used to suggest that the Fund is focused on specific market sectors.  If the disclosure means that such focus is a principal investment strategy, please also disclose that the AssetMark Large Cap Growth Fund may focus its investments in the technology and healthcare sectors in the section entitled “Principal Investment Strategies of the Fund.”  We have the same comment with regard to the AssetMark Large Cap Value Fund and the references to the financial services or basic industries sectors.

Response:  The investment adviser has informed us that the risk disclosure language in the “Sector Focus Risks” paragraph, and the “may” and “such as” language in the “Principal Investment Strategies of the Fund” section, was not intended to imply a strategic inclination in the adviser’s investment process, but was instead intended to alert shareholders to the natural potential exposure to certain sectors inherent in the AssetMark Large Cap Growth Fund’s benchmark index (the Russell 1000 Growth Index) and thus by extension for the Fund as well.  The Russell 1000 Growth Index includes those stocks in the Russell 1000 Index that are in more of a growth-oriented stage in their corporate life cycle, and certain economic sectors (such as technology and health care) tend to have more companies in such a growth phase than would the overall Russell 1000 Index.  As a result, an investor in any large cap growth fund might expect to have, on average, larger allocations to certain growth-oriented sectors than a fund that pursued a large cap core or large cap value strategy, regardless of the particular investment process used by the adviser.

This was all the disclosure was intended to convey.  Indeed, at the current time, and relative to its benchmark, the AssetMark Large Cap Growth Fund actually has an under-weight position relative to both the health care and the technology sectors within the benchmark index.  In order to remove the inference that the Fund’s investment strategy deliberately focuses its attention on those sectors, the risk disclosure paragraph is revised as follows:

•
       Sector Focus Risks:  To the extent that ~~a~~[the] Fund ~~focuses its investments in~~[has exposure to] one or more sectors, it ~~may~~[will] be subject to the risks affecting that sector ~~more than a fund that invests in a wide variety of market sectors would.  The Fund may focus its investments~~[.  As a growth-oriented fund the Fund may, from time-to-time, have a meaningful exposure to companies] in the technology or health care sectors[, since those sectors tend to include companies in more growth-oriented stages of development].  Companies in the technology sector are subject to risks such as those relating to the potential rapid obsolescence of technology, failure of the market to accept new technologies and difficulty in obtaining financing for necessary research and development or expansion.  Companies in the health care sector are subject to many of the same risks as those facing companies in the technology sector, and are also subject to risks related to legislative and regulatory action, which may affect the profitability of companies in that sector.

The same analysis applies to the AssetMark Large Cap Value Fund, with respect to the idea that financial services or basic industries sector companies often exhibit value-oriented characteristics and make up a relatively larger portion of the Russell 1000 Value Index.  Therefore, investors might expect to have, on average, larger allocations to those sectors.

4.             Comment:  Please describe the nature of the Lipper Large Cap Growth Funds Index that is listed as the secondary benchmark for the AssetMark Large Cap Growth Fund on page 4 of the Prospectus in terms of whether it is an index of stocks or mutual fund shares.

Response:  The Lipper Large Cap Growth Funds Index is an index that measures the performance of the largest funds in the large cap growth category as tracked by Lipper, Inc.  It is an index of fund shares and is particularly relevant because it reflects the returns of similarly managed funds after all operating expenses.

5.             Comment:  In the text following the Average Annual Total Return table for each Fund (for example, on page 4 for the AssetMark Large Cap Growth Fund), please only include the last two sentences (describing how the figure representing “Return After Taxes on Distributions and Sale of Fund Shares” may be higher than the other return figures for the same period, for example, when a capital loss occurs upon redemption and provides an assumed tax deduction that benefits the investor) when the sentences are currently relevant for that Fund and that table.

Response:  We have complied with this comment.

6.             Comment:  Please revise the disclosure in the summary section for each Fund pertaining to the “Purchase and Sale of Fund Shares” in response to the revised N-1A rules by considering reducing the amount of disclosure regarding the purchase of Fund shares and increasing the information regarding the sale of Fund shares.  This is a global comment.

Response:  We have complied with this comment.  The disclosure in this section has been revised to read as follows for each Fund:

Purchase and Sale of Fund Shares:  Financial institutions and intermediaries on behalf of their clients may purchase or sell shares through U.S. Bancorp Fund Services, LLC, the Fund’s transfer agent (or its authorized agent).  Institutions and intermediaries that use certain proprietary systems of the Advisor may place orders to buy or sell electronically through those systems. Transactions will only occur on days the New York Stock Exchange is open.  The Fund has no investment minimums, however, the financial institutions and intermediaries that sell the Fund’s shares may have established minimum values for the accounts that they handle.

7.             Comment:  Consistent with our discussion regarding the phrasing of the concept of “assets” in the 80% “names rule” policy adopted by certain Funds under Rule 35d-1, if a Fund does not want to include the parenthetical indicating that “net assets” includes amounts borrowed for investment purposes as outlined in the rule, please use the term “assets” in the disclosed 80% policy in the summary section, and define “assets” elsewhere in the registration statement to mean “net assets (including amounts borrowed for investment purposes)” as required by Rule 35d-1.

Response:  We have responded to this comment for those Funds with a 80% names rule policy by using the term “assets” in the disclosed 80% policy in the summary prospectus section.  In addition, in the body of the statutory prospectus in the section entitled “More Information about the Investment Objectives and Principal Investment Strategies of the Funds,” we have included the following disclosure:

In cases where a Fund has a policy of investing, under normal circumstances, at least 80% of its assets in the type of securities suggested by its name, the term “assets” means the Fund’s net assets (including any borrowings for investment purposes) consistent with SEC requirements, although the Fund does not intend to borrow for investment purposes.

8.             Comment:  In the section of the Prospectus entitled “Principal Investment Strategies of the Fund,” certain Funds define their target market capitalization in a manner that only includes U.S. companies.  Please confirm whether the relevant Funds are only counting U.S. companies when calculating compliance with this investment policy.

Response:  The Registrant has advised that the specific portfolio compliance testing process for market capitalization performed for the relevant Funds was not limited to US companies.  However, the results of that market capitalization testing, as well as the results of the portfolio compliance testing relating to exposure to foreign securities and depository receipts, each operate to provide, indirectly, data sufficient for the Registrant to confirm that the Funds have had no portfolio compliance violations relating to market capitalization.  The specific portfolio compliance testing for market capitalization has been corrected to exclude foreign companies going forward, and all related reporting (i.e., to the Board) has also been corrected.

9.             Comment:  On page 11 of the Prospectus, include the contractual fee waiver as a line item in the Annual Fund Operating Expenses table for the AssetMark Small/Mid Cap Growth Fund as opposed to in the footnotes.  If the contractual waiver is not triggered, delete this disclosure from the Prospectus.

Response:  We have complied with this comment.

10.           Comment:  Under the section entitled “Principal Investment Strategies of the Fund” for each Fund, where the market capitalization is defined according to the range of an index, provide the sample numbers in your response.  This is a global comment.

Response:  The AssetMark Small/Mid Cap Value and AssetMark Small/Mid Cap Growth Funds each disclose that they consider “small-to-medium capitalization companies” to be companies with a market capitalization at the time of purchase within the range of those companies included in the Russell 2500™ Index and the Russell Midcap® Index.  As of the latest reconstitution of the indices by Russell, the market capitalization of companies included in the Russell 2500™ Index was between $112 million and $5.4 billion, and the market capitalization of companies included in the Russell Midcap® Index was between $1.3 billion and $14.1 billion.  Russell describes the indices as set forth in the paragraphs below.

“The Russell 2500 Index measures the performance of the small to mid-cap segment of the U.S. equity universe, commonly referred to as “smid” cap.  The Russell 2500 Index is a subset of the Russell 3000® Index.  It includes approximately 2500 of the smallest securities based on a combination of their market cap and current index membership.  The Russell 2500 Index is constructed to provide a comprehensive and unbiased barometer for the small to mid-cap segment.  The Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small to mid-cap opportunity set.”

“The Russell Midcap Index measures the performance of the mid-cap segment of the U.S. equity universe.  The Russell Midcap Index is a subset of the Russell 1000® Index.  It includes approximately 800 of the smallest securities based on a combination of their market cap and current index membership.  The Russell Midcap Index represents approximately 27% of the total market capitalization of the Russell 1000 companies.  The Russell Midcap Index is constructed to provide a comprehensive and unbiased barometer for the mid-cap segment.  The Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true mid-cap opportunity set.”

The Funds’ advisor and Board understand that the Funds’ assets must be invested in a manner that is consistent with the Funds’ names, and they each monitor the Funds’ investments in that regard.  Fund management believes that reference to the indices for market cap purposes for these Funds is appropriate and important because the Funds are used as part of an asset allocation program, and the relevant indices are widely recognized and accepted measures for the small/mid segment of the market by investment professionals, investors and by the investment advisors that serve, and potentially could serve, as sub-advisors for the Funds.

11.           Comment:  On page 13 of the Prospectus, in the section entitled “Principal Risks of Investing in the Fund,” include small/medium capitalization risk as a potential risk for the AssetMark Small/Mid Cap Growth Fund.

Response:  We have complied with this comment.

12.           Comment:  For the AssetMark Small/Mid Cap Value Fund in the Prospectus, on page 18, Real Estate Investment Trust Risks are included under “Principal Risks of Investing in the Fund.”  Provide corresponding disclosure in the “Principal Investment Strategies of the Fund” section, as well.

Response:  The real estate sector comprises a portion of the Fund’s benchmark indices.  The investment strategy section includes disclosure indicating that the Fund may invest in REITs.

13.           Comment:  On page 22 of the Prospectus for the AssetMark International Equity Fund, under the heading “Principal Risks of Investing in the Fund,” include descriptions of “Emerging Market Risks” and “Derivatives Risks.”

Response:  We have complied with this comment.

14.           Comment:  Explain how “small-to-medium capitalization companies” are defined  for the AssetMark Real Estate Securities Fund under the section entitled “Principal Investment Strategies of the Fund” on page 27 of the Prospectus.

Response:  Fund management has determined that the disclosure regarding “small-to-medium capitalization companies” is not necessary, so the disclosure has been deleted.

15.           Comment:  On page 29 of the Prospectus, under the bar chart for the AssetMark Real Estate Securities Fund, correct the sentence describing the calendar year-to-date return to reflect the proper Fund name.

Response:  We have complied with this comment.

16.           Comment:  Please explain whether the primary benchmark listed for the AssetMark Real Estate Securities Fund, the National Association of Real Estate Investment Trusts Equity REITs Index (the “NAREIT Equity REITs Index”) is an acceptable broad-based securities index.

Response:  Fund management believes that the NAREIT Equity REITs Index is an appropriate broad-based securities index for use as the Fund’s primary benchmark, given the Fund’s investment objective and strategy.  The index is comprised of all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange and NASDAQ Market System that focus on equity investments in real estate (as contrasted with fixed income investments through mortgage lending) and thus spans the commercial real estate space across the US economy, offering exposure to all investment and property sectors.

17.           Comment:  For any Funds that show Total Annual Fund Operating Expenses line items before and after contractual expense limitations as permitted, please modify the line item titles to say “Total Annual Fund Operating Expenses” and modify the net expense line item with an appropriate descriptive caption as contemplated by Item 3 of Form N-1A.

Response:  The disclosure is amended such that the relevant Fee Table presentation is as follows:

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees
Distribution and/or Service (12b-1) Fees
Other Expenses
Total Annual Fund Operating Expenses
Fee Waiver/Expense Reimbursement
Total Annual Fund Operating Expenses (after Fee Waiver/Expense Reimbursement)

18.           Comment:  For the AssetMark Core Plus Fixed Income Fund, describe in the section of the Prospectus entitled “Principal Investment Strategies of the Fund” any maturity requirements for the Fund’s investments.

Response:  The following text is included in the section of the Prospectus entitled “Principal Investment Strategies of the Fund” for the AssetMark Core Plus Fixed Income Fund:  The fixed income securities in which the Fund invests may have maturities of any length.

19.           Comment:  In the staff’s view, the Enhanced Fundamental Index® Funds should remove the word index from their names, unless the enhanced versions of the indices that the funds track are published indices.

Response:  As we discussed, each of the Enhanced Fundamental Index® Growth or Value Funds is passively managed in a manner that is designed to track the portion (approximately 50% of the fundamental weighting) of an enhanced version of the target RAFI index that has the greatest growth or value attributes (as appropriate).  The enhanced version of the target indices refers to the fact that the index provider, Research Affiliates, first applies quantitative enhancements to the standard RAFI indices intended to generate excess returns over and above the standard indices without added volatility.

Fund management believes that the Funds’ names are not misleading in that each Fund is passively managed and is engaged in fundamental indexing.  Management is, nonetheless, engaging in an analysis and evaluation of the staff’s comment, and will consider the options available and discuss them with Research Affiliates and the Registrant’s Board of Trustees.  The Funds are used within Genworth Financial Wealth Management’s asset allocation advisory program and, as a result, there are many ramifications to considering a Fund name change.  The Registrant intends to proceed with the annual update of its registration statement reflecting the Funds’ names, while continuing to consider the staff comment and to develop a strategy for going forward.  The Registrant will plan to keep the staff apprised of its response to this comment.

20.           Comment:  Under the sections of the Prospectus entitled “Principal Investment Strategies of the Fund” for the AssetMark Enhanced Fundamental Index® Funds, what is the market cap range of each RAFI® Index cited?  This is a global comment for all of the Enhanced Fundamental Index® Funds.

Response:  The AssetMark Enhanced Fundamental Index® Funds do not measure company size by reference to market capitalization.

21.           Comment:  The text under “Principal Risks of Investing in the Fund” on page 43 of the Prospectus for the AssetMark Enhanced Fundamental Index® Large Company Growth Fund related to “Derivatives Risks” should also be included under “Principal Investment Strategies of the Fund.”

Response:  We have complied with this comment.

22.           Comment:  Under “Tax Information” in the summary section for each of the Funds, please include the sentence stating that “[s]uch tax deferred arrangements may be taxed later upon withdrawal of monies from those arrangements” for each of the Funds for which it is not currently included.

Response:  The requested disclosure has been included in the summary section for each of the Funds with the exception of the AssetMark Tax-Exempt Fixed Income Fund.  The AssetMark Tax-Exempt Fixed Income Fund’s distributions are principally tax-free so this disclosure is not appropriate for this Fund.

23.           Comment:  On page 83 of the Prospectus, the staff would prefer that the Registrant delete the table entitled “More Information about the Principal Risks of Investment” for each of the Funds and replace such table with text describing the risks for each Fund.

Response:  The Registrant respectfully declines to accept this comment.

24.           Comment:  Following the Prospectus, the Privacy Policy is included on page PP-1 of the filing and includes a sentence stating that “[t]his page is not a part of the Prospectus.”  In the staff’s view, the Privacy Policy is a part of the Prospectus if it appears in this location of the registration statement.

Response: The Registrant has removed the relevant disclosure indicating that the Privacy Policy is not part of the Prospectus.

25.           Comment:  On page 4 of the Statement of Additional Information, under the section entitled “Investment Restrictions,” include a fundamental investment restriction pertaining to diversification of the Funds.

Response:  The section of the Statement of Additional Information relating to diversification has been replaced with a section entitled “Diversification of the Funds” immediately preceding the section entitled “Investment Restrictions.”  The relevant disclosure is as follows:

Diversification of the Funds

All of the Funds, except for the AssetMark Real Estate Securities Fund, are classified and operate as diversified funds under the 1940 Act.  Under the 1940 Act, a diversified fund means a fund which meets the following requirements: at least 75% of the value of its total assets is represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities, for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer.  These Funds may not change their diversification classification to become non-diversified funds without shareholder approval.

The AssetMark Real Estate Securities Fund is classified as non-diversified under the 1940 Act.  This means that under the 1940 Act, there is no restriction as to how much the Fund may invest in the securities of any one issuer.  However, to qualify for tax treatment as a regulated investment company under the Internal Revenue Code, as amended (“Code”), the Real Estate Securities Fund (like all of the AssetMark Funds) intends to comply, as of the end of each taxable quarter, with certain diversification requirements imposed by the Code.  Pursuant to these requirements, at the end of each taxable quarter, the Real Estate Securities Fund among other things, will not have investments in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) of more than 25% of the value of the Fund’s total assets.  In addition, with respect to 50% of the Real Estate Securities Fund’s total assets, no investment can exceed 5% of the Fund’s total assets or 10% of the outstanding voting securities of the issuer.

As a non-diversified investment company, the Real Estate Securities Fund may be subject to greater risks than diversified investment companies because of the larger impact of fluctuation in the values of securities of fewer issuers.

28.           Comment:  In the section entitled “Disclosure of Portfolio Holdings” on page 31 of the Statement of Additional Information, describe each ongoing arrangement under which the Funds may share their portfolio holdings information and identify the relevant parties by name.

Response:  The Registrant has no selective disclosure arrangements other than those disclosed in the Statement of Additional Information, except for ratings agencies, and has included an appropriate reference to such agencies.

29.           Comment:  Please allow the Staff the chance to comment upon the director disclosure language in the Statement of Additional Information per SEC release IC-29092.

Response:  The following disclosure has been added to the Statement of Additional Information:

Fund Leadership Structure

Overall responsibility for overseeing and managing the business and affairs of the Trust rests with its Board.  Like most mutual funds, the day-to-day management and operation of the Trust is performed by various service providers to the Trust, such as the investment advisor and sub-advisors, administrator, transfer agent, distributor and custodians.  The Board is responsible for selecting these service providers, approving the terms of their contracts regarding the Funds, and exercising general service provider oversight.  The Board has appointed employees of certain of these service providers as officers of the Trust, with responsibility for supervising actively the day-to-day operations of the Trust and reporting to the Board regarding Trust operations.  The Board has also appointed a Chief Compliance Officer who administers the Trust’s compliance program and regularly reports to the Board on compliance matters, as well as a Chief Risk Officer, who regularly reports to the Board on risk-related matters.  The Trustees have the authority to take all actions necessary in connection with their oversight of the business affairs of the Trust, including, among other things, approving the investment objectives, policies and procedures for the Funds.  The role of the Board and any individual Trustee is one of oversight and not of active management of the day-to-day operations or affairs of the Trust.

The Board is currently composed of four Independent Trustees and one Trustee who is affiliated with the Advisor.  The Board has appointed Mr. Cordes to serve in the role of Chairman.  Mr. Cordes is a Principal of the Advisor, and was one of the founders of the company.  The Independent Trustees have designated Mr. Klipp as the Lead Independent Trustee.  As the Lead Independent Trustee, Mr. Klipp participates in and helps to coordinate the preparation of agendas for the Board meetings, and acts as a liaison between meetings among the Trust’s officers, other Trustees, the Advisor, other service providers and counsel to the Independent Trustees.  The Lead Independent Trustee may also perform such other functions as may be requested by the other Independent Trustees from time to time.

Board Committees.  The Board has two standing committees, as described below:

Audit Committee.  The Audit Committee is responsible for advising the full Board with respect to the oversight of accounting, auditing and financial matters affecting the Trust.  In performing its oversight function, the Audit Committee has, among other things, specific power and responsibility to: (1) oversee the Trust’s accounting and financial reporting policies and practices, internal control over the Trust’s financial reporting and, as appropriate, the internal control over financial reporting of service providers; (2) to oversee the quality and objectivity of the Trust’s financial statements and the independent audit thereof; (3) to approve, prior to appointment by the Board, the engagement of the Trust’s independent auditors and, in connection therewith, to review and evaluate the qualifications, independence and performance of the Trust’s independent registered public accounting firm; and (4) to act as a liaison between the Trust’s independent auditors and the Board.  The Audit Committee meets as often as necessary or appropriate to discharge its functions and will meet at least once annually.  The Audit Committee is comprised of all of the Independent Trustees.  Mr. Schmal is the Chairman of the Audit Committee.  The Audit Committee Chairman serves as the Board’s liaison with the independent auditors and meets periodically with the independent auditors during the year.  During the fiscal year ended March 31, 2010, the Audit Committee met three times.

Nominating and Governance Committee.  The Nominating and Governance Committee is responsible for: (1) seeking and reviewing candidates for consideration as nominees to serve as Trustees, as is considered necessary from time to time; (2) making recommendations to the Board regarding the composition of the Board and its committees; and (3) coordinating the process to assess Board effectiveness and developing and implementing governance policies.  The Nominating and Governance Committee is comprised of all of the Independent Trustees.

Shareholders who wish to recommend a nominee should send nominations to the Secretary of the Trust, including biographical information and qualifications of the proposed nominee.  The Nominating and Governance Committee may request additional information deemed reasonably necessary for the Committee to evaluate such nominee.  The Nominating and Governance Committee meets as often as necessary or appropriate to discharge its functions, and reports its actions and recommendations to the Board on a regular basis.  During the fiscal year ended March 31, 2010, the Nominating and Governance Committee met two times.

Oversight of Risk.  The Board oversees risk as part of its general oversight of the Funds.  The Funds are subject to a number of risks, including investment, compliance, financial, operational and valuation risks.  The Funds’ officers, the advisor and other Fund service providers perform risk management as part of the day-to-day operations of the Funds.  The Board recognizes that it is not possible to identify all risks that may affect the Funds, and that it is not possible to develop processes or controls to eliminate all risks and their possible effects.  Risk oversight is addressed as part of various Board and Committee activities, including the following: (1) at regular Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the performance and operations of the Trust; (2) reviewing and approving, as applicable, the compliance policies and procedures of the Trust, advisor, sub-advisors, principal underwriter, and fund administrator and transfer agent; (3) meeting with investment personnel to review investment strategies, techniques and the processes used to manage related risks; (4) receiving and reviewing reports regarding key service providers; (5) meeting with and receiving reports from the Trust’s Chief Compliance Officer and other senior officers of the Trust and the Advisor regarding the compliance procedures of the Trust and its service providers; and (6) meeting with and receiving reports from the Advisor’s Chief Risk Officer and other management personnel to discuss risks related to the Funds’ investments and operations.  The Board may, at any time and in its discretion, change the manner in which it conducts its risk oversight role.

Trustees’ Qualifications and Experience.  The Board of Trustees believes that each of the Trustees has the qualifications, experiences, attributes and skills appropriate to continued service as a Trustee of the Trust in light of the Trust’s business and structure.  Among the attributes and skills common to all Trustees are the ability to review, evaluate and discuss information and proposals provided to them regarding the Funds, the ability to interact effectively with the advisor and other service providers, and the ability to exercise independent business judgment.  Also, in addition to a demonstrated record of academic, business and professional accomplishment, all of the Trustees have served on the Board for a number of years.  In their service to the Trust, the Trustees have gained substantial insight into the operation of the Trust and have demonstrated a commitment to discharging oversight duties as Trustees in the interests of shareholders.  Generally, no one factor was decisive in determining that an individual should serve as a Trustee.  Set forth below is a brief description of the specific experience of each Trustee.  Additional details regarding the background of each Trustee is included in the chart earlier in this section.

William J. Klipp.  Mr. Klipp has served as a Trustee since the Trust was established in 2001, and he serves as the Lead Independent Trustee.  Mr. Klipp has more than 30 years of experience in the investment management and financial services industry, including serving as president and chief operating officer of a large investment management and mutual fund group.  Mr. Klipp also served as a Trustee to several other mutual fund groups as well as executive vice president of a large financial services company.

Leonard H. Rossen.  Mr. Rossen has served as a Trustee since the Trust was established in 2001.  Mr. Rossen has more than [40] years of experience in the investment management industry, primarily focusing on legal and regulatory matters.  Mr. Rossen’s professional background includes serving as corporate counsel of a large mutual fund and advisory organization.  Previously, Mr. Rossen served in various positions within the Securities and Exchange Commission for more than 15 years.

R. Thomas DeBerry.  Mr. DeBerry has served as a Trustee since the Trust was established in 2001.  Mr. DeBerry has more than 40 years of experience in the financial services industry, including serving as a senior executive of a broker-dealer providing mutual fund trading platform services, and as the president of a securities consulting firm.

Dennis G. Schmal.  Mr. Schmal has served as a Trustee of the Trust since 2007 and serves as the Chairman of the Audit Committee.  Mr. Schmal has over [30] years of business/financial experience, including serving as a partner of an independent accounting firm, where his work included auditing the financial statements of public companies and financial institutions.

Ronald Cordes.  Mr. Cordes has served as a Trustee and Chairman since the Trust was established in 2001.  He is one of the three founders of the Advisor, and has extensive experience in the investment management and mutual fund industry.

The Board believes that the Trust’s leadership and committee structure is appropriate because it provides a structure for the Board to work effectively with management and service providers and facilitates the exercise of the Board’s independent judgment.  The Board’s leadership structure permits important roles for the Principal of the Advisor, who serves as Chairman of the Trust and oversees the Advisor’s day-to-day management of the Funds, and for the Independent Trustees, through the designation of a Lead Independent Trustee and the participation of the other Independent Trustees.  In addition, the committee structure provides for: (1) effective oversight of audit and financial reporting responsibilities through the Audit Committee, (2) an effective forum for considering governance and other matters through the Nominating and Governance Committee, and (3) the ability to meet independently with independent counsel and outside the presence of management on financial, governance and risk-oversight related issues.  Except for any duties specified herein or pursuant to the Trust’s Declaration of Trust or By-laws, the designations of Chairman, Lead Independent Trustee or Chairman of the Audit Committee do not impose on such Trustee any duties, obligations or liability that is greater than the duties, obligations or liability imposed on such person as a member of the Board generally.  The leadership structure of the Board may be changed, at any time and in the discretion of the Board, including in response to changes in circumstances or the characteristics of the Funds.

As discussed with you, the Registrant intends to reflect the disclosure changes described above into a post-effective amendment filing to be made pursuant to Rule 485(b) under the 1933 Act.

The Registrant acknowledges that:  (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any questions concerning this letter to me at (215) 564-8198.

                                     Sincerely,

                                     /s/Michael P. O’Hare
                                     Michael P. O’Hare

cc:          AssetMark Funds Board
Carrie E. Hansen
Mark Perlow